

July 5, 2013

Via Email
Mr. Jonny Jones
Chairman of the Board and Chief Executive Officer
Jones Energy, Inc.
807 Las Cimas Parkway, Suite 350
Austin, Texas 78746

Re: **Jones Energy, Inc.**
        Amendment No. 3 to Registration Statement on Form S-1
        Filed June 28, 2013
        Response dated July 3, 2013
        File No. 333-188896

Dear Mr. Jones:

We have reviewed your amended registration statement, and correspondence letter dated July 3, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The offering, page 12

1.   We note you revised to disclose that if the underwriters exercise their overallotment option, Metalmark Capital and Wells Fargo may elect to exchange JEH LLC Units and a corresponding number of shares of Class B common stock for the cash proceeds that you will receive from the exercise of the underwriters' overallotment option to purchase additional shares of Class A common stock. The practical effect of this appears the same as if Class A common stock in Jones Energy Inc. were sold in the public offering by Metalmark Capital and Wells Fargo, as they will ultimately receive the consideration for those shares. As such, please provide us with an analysis as to whether Metalmark Capital is an underwriter with respect to this offering, in particular with respect to any Class A common stock issued pursuant to the underwriters' overallotment, and should be named as such in your filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Jonny Jones
Jones Energy, Inc.
July 5, 2013
Page 3

       You may contact Michael Fay at (202) 551-3812 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, me at (202) 551-3745 with any other questions.

                      Sincerely,

                      /s/ A.N. Parker *for*

                      H. Roger Schwall
                      Assistant Director

cc: Mollie Duckworth
       Baker Botts L.L.P.